SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Forestar Group Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

346233109
(CUSIP Number)

Andrew Wallach

SpringOwl Associates LLC

1370 Avenue of the Americas

28th Floor

New York, NY 10019

(212) 445-7800

Daniele Beasley

Cove Street Capital, LLC

2101 East El Segundo Boulevard

Suite 302

El Segundo, CA 90245

(424) 221-5897

with a copy to:

David E. Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 346233109	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON SpringOwl Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 344,224 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 344,224 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 344,224 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO; IA

CUSIP No. 346233109	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Daniel Silvers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 8,700 shares of Common Stock
	8	SHARED VOTING POWER 700 shares of Common Stock (see Item 5)
	9	SOLE DISPOSITIVE POWER 8,700 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 700 shares of Common Stock (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,400 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 346233109	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Andrew Nelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 346233109	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Laura Conover
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 250 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 250 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 250 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 346233109	SCHEDULE 13D/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Barry Konig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,200 shares of Common Stock
	8	SHARED VOTING POWER 150 shares of Common Stock (see Item 5)
	9	SOLE DISPOSITIVE POWER 1,200 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 150 shares of Common Stock (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,350 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 346233109	SCHEDULE 13D/A	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON Cove Street Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,132,059 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,132,059 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,132,059 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO; IA

CUSIP No. 346233109	SCHEDULE 13D/A	Page 9 of 12 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2014 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D filed with the SEC on January 6, 2015 (“Amendment No. 1” and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) with respect to common stock, par value $1.00 per share (“Common Stock”), of Forestar Group Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 4, 5 and 7 as set forth below.

As a result of the termination of the Group Agreement as described in Item 5 herein, the Reporting Persons have terminated their status as a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock. In connection with such termination, the beneficial ownership of each of the Reporting Persons other than Cove Street Capital, LLC has fallen below the Schedule 13D reporting threshold and this Amendment No. 2 constitutes an "exit filing" for SpringOwl Associates LLC, Daniel Silvers, Andrew Nelson, Laura Conover and Barry Konig.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 9, 2015, SpringOwl Associates LLC and Cove Street Capital, LLC entered into an agreement with the Issuer (the “Director Nomination Agreement”) regarding the membership and composition of the Issuer’s board of directors (the “Board”). Under the terms of the Director Nomination Agreement, the Board has (i) temporarily increased the size of the Board to twelve members; (ii) accepted Mr. Carl A Thomason’s resignation as director of the Issuer; and (iii) appointed Messrs. Daniel B. Silvers and David L. Weinstein to the Board.

Pursuant to the Director Nomination Agreement, SpringOwl Associates LLC and Cove Street Capital, LLC also agreed to (i) vote their shares of Common Stock in favor of the Board's recommended director nominees and certain other proposals the Board may recommend to the stockholders for approval at the 2015 Annual Meeting and (ii) certain customary standstill provisions, such provisions to last until the earlier of (x) February 1, 2016, (y) 25 days before the nomination deadline for the 2016 annual meeting of stockholders and (z) 15 business days after the Issuer receives written notice from SpringOwl Associates LLC or Cove Street Capital, LLC of a material breach by the Issuer of any obligation under the Director Nomination Agreement which has not been cured, provided that if such material breach cannot be cured, the date which is ten days after SpringOwl Associates LLC or Cove Street Capital, LLC provides such notice.

The foregoing summary of the Director Nomination Agreement is qualified in its entirety by reference to the full text of the Director Nomination Agreement, a copy of which is attached as Exhibit 4 to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 346233109	SCHEDULE 13D/A	Page 10 of 12 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)-(c) and (e) of Item 5 are hereby amended and restated in their entirety as follows:

(a)-(b)

The aggregate number of shares of Common Stock to which this Schedule 13D relates is 2,491,283 shares of Common Stock, constituting approximately 7.1% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 34,958,270 shares of Common Stock outstanding as of November 3, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2014, filed with the SEC on November 6, 2014.

SOA has the power to vote and direct the disposition of the 344,224 shares of Common Stock held by the funds and accounts for which it acts as investment advisor. Mr. Silvers has the power to vote and direct the disposition of (i) 8,500 shares of Common Stock directly beneficially owned by Mr. Silvers; (ii) 700 shares of Common Stock held in a joint account with his wife; (iii) 100 shares of Common Stock held in an account for the benefit of his daughter; and (iv) 100 shares of Common Stock held in an account for the benefit of his son. Mr. Nelson has the power to vote and direct the disposition of the 4,000 shares of Common Stock directly beneficially owned by him. Laura Conover has the power to vote and direct the disposition of the 250 shares of Common Stock directly beneficially owned by her. Mr. Konig has the power to vote and direct the disposition of (x) the 1,200 shares of Common Stock directly beneficially owned by him and (y) 150 shares of Common Stock held in an account for the benefit of his wife. CSC has the power to vote and direct the disposition of the 2,132,059 shares of Common Stock held by the accounts for which it acts as investment advisor.

Pursuant to terms of the Group Agreement, the Group Agreement automatically terminated upon the termination of the Proxy Solicitation (as defined therein). As a result of such termination of the Group Agreement, the Reporting Persons have terminated their status as a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 1 is set forth in Schedule I hereto and is incorporated herein by reference.

(e) On February 9, 2015, as a result of the Group Agreement automatically terminating, the beneficial ownership of SpringOwl Associates LLC, Daniel Silvers, Andrew Nelson, Laura Conover and Barry Konig fell below the Schedule 13D reporting threshold.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
4	Director Nomination Agreement

CUSIP No. 346233109	SCHEDULE 13D/A	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2015

SPRINGOWL associates LLC
By: SpringOwl Asset Management LLC

By:	/s/ Andrew Wallach
Name: Andrew Wallach
Title: Managing Member

By:	/s/ Daniel Silvers
Daniel Silvers

By:	/s/ Andrew Nelson
Andrew Nelson

By:	/s/ Laura Conover
Laura Conover

By:	/s/ Barry Konig
Barry Konig

cove street capital, llc
/s/ Daniele Beasley
Name: Daniele Beasley
Title: Chief Compliance Officer; Member

CUSIP No. 346233109	SCHEDULE 13D/A	Page 12 of 12 Pages

Schedule I

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by each of the Reporting Persons since the filing of Amendment No. 1. Unless otherwise noted, all such transactions were effected in the open market through a broker and all prices per share include commissions.

CSC

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/22/2015	6,195	13.29
1/7/2015	25,000	14.63
1/6/2015	325	14.69